Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended
	June 30,	December 31,	December 31,	June 30,	June 30,
	2013	2012	2011	2013	2012

Earnings: (1)
Net income	$141,142	$137,975	$122,874	$79,259	$76,092
Income taxes	87,051	85,301	82,859	48,506	46,756
Fixed Charges (See below) (2)	69,809	71,862	80,650	33,772	35,825
Total adjusted earnings	$298,002	$295,138	$286,383	$161,537	$158,673
Fixed charges: (2)
Total interest expense	$69,418	$71,475	$80,281	$33,597	$35,654
Interest component of rents	391	387	369	175	171
Total fixed charges	$69,809	$71,862	$80,650	$33,772	$35,825

Ratio of earnings to fixed charges	4.3	4.1	3.6	4.8	4.4

(1) For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2) Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.